Exhibit 12

	December 26.	December 20.	December 21.	December 23.	December 24.
	2010	2009	2008	2007	2006
	($ in thousands)
Earnings:
(Loss) income from continuing operations before income taxes	$(46,299)	$(15,818)	$6,200	$10,851	$47,025
Fixed charges	76,127	72,837	75,467	75,381	71,107

Earnings from continuing operations, adjusted	$29,828	$57,019	$81,667	$86,232	$118,132

Ratio of earnings to fixed charges	—	—	1.08x	1.14x	1.66x

Fixed Charges:
Interest expense	$40,117	$38,036	$39,923	$43,567	$47,491
Interest portion of rent expense	35,414	34,375	35,267	31,814	23,616
Capitalized interest	596	426	277	—	—

Total fixed charges	$76,127	$72,837	$75,467	$75,381	$71,107
For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor. For the years ending December 26, 2010 and December 20, 2009, earnings were insufficient to cover fixed charges by $46.3 million and $15.8 million, respectively.